United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

September 15, 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

September 15, 2026

CHANGES TO DIRECTORS OF COCA-COLA EUROPACIFIC PARTNERS PLC

Coca-Cola Europacific Partners plc (CCEP) announces that Nathalie Gaveau, Independent Non-executive Director (INED), has resigned from the Board with effect from 16 September 2026.

Nathalie has served as an INED of CCEP since January 2019. She is a member of the Affiliated Transaction Committee and served as member of the Environmental, Social and Governance Committee from 2019 until 2025.

Sol Daurella, Chairman said, “On behalf of the Board, I would like to sincerely thank Nathalie for her valuable contribution during her tenure. She has brought a wealth of experience as a successful technology entrepreneur and investor, together with deep expertise in AI, e-commerce, digital transformation, innovation, mobile technology, data and social marketing. Her insights have helped inform the Board's discussions on technology, consumer engagement and digital capabilities. We have greatly valued her contribution and wish her every success in the future.”

Mary Harris, Senior Independent Director, will be appointed as interim member of the Affiliated Transaction Committee with effect from 16 September 2026.

The Nomination Committee is reviewing the composition of the Board and its Committees following Nathalie’s resignation and has begun a process to appoint a new independent non-executive director as required by CCEP’s Articles of Association and the Shareholders’ Agreement.

There are no further matters that need to be disclosed pursuant to UK Listing Rule 6.4.6 R.

CONTACTS

Company Secretariat Svetlana Walker svetlana.walker@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: September 15, 2026	By:	/s/ Svetlana Walker
	Name:	Svetlana Walker
	Title:	General Counsel & Company Secretary

3